Issuer Free Writing Prospectus dated July 13, 2021
Filed Pursuant to Rule 433
Relating to Preliminary Prospectus dated July 13, 2021
Registration Statement No. 333-229414

L BRANDS REPORTS SECOND QUARTER-TO-DATE 2021 SALES AND INCREASES SECOND QUARTER EARNINGS GUIDANCE

– ANNOUNCES BATH & BODY WORKS CAPITAL STRUCTURE ACTIONS, INCLUDING AUTHORIZATION OF $1.5 BILLION SHARE REPURCHASE PROGRAM –

Columbus, Ohio (July 13, 2021) — L Brands, Inc. (NYSE: LB) reported net sales of $2.351 billion for the nine weeks ended July 3, 2021, compared to net sales of $1.369 billion for the nine weeks ended July 4, 2020.  Second quarter 2020 sales were negatively impacted by the closure of stores for approximately half the quarter due to the COVID-19 pandemic.  Sales for the first nine weeks of the second quarter of 2021 increased 12 percent compared to sales of $2.101 billion for the same period of 2019.

Bath & Body Works net sales were $1.239 billion for the nine-week period ended July 3, 2021, compared to net sales of $743.5 million for the nine weeks ended July 4, 2020.  Bath & Body Works sales for the first nine weeks of the second quarter of 2021 increased 48 percent compared to the same period of 2019.

Victoria’s Secret net sales were $1.112 billion for the nine-week period ended July 3, 2021, compared to net sales of $625.7 million for the nine weeks ended July 4, 2020.  Victoria’s Secret comparable sales for the first nine weeks of the second quarter of 2021 increased 3 percent compared to the same period in 2019.

Second quarter-to-date sales in 2021 for both Bath & Body Works and Victoria’s Secret were negatively impacted by a later start to their semi-annual sales compared to 2019.

The company currently expects to report second quarter earnings per share between $1.20 and $1.30, compared to its previous guidance of $0.80 to $1.00.  Under its current segment reporting, the company currently expects to report second quarter operating income of more than $400 million for the Bath & Body Works segment, and more than $200 million for the Victoria’s Secret segment. The increase to the company’s previous second quarter earnings guidance was principally driven by higher than forecasted merchandise margin rates, as strong customer response to merchandise assortments and disciplined inventory management enabled a reduction in promotional activity. The company plans to report second quarter earnings after the close of the market on August 18, 2021.

Bath & Body Works Capital Structure Actions

The company also today announced the go-forward capital structure for the standalone Bath & Body Works business, subsequent to the spin-off of Victoria’s Secret & Co. The Bath & Body Works capital structure will include:

•
An authorization of a new $1.5 billion share repurchase program. This program will replace the previous $500 million share repurchase program announced in March 2021, which had $36.2 million remaining. Under this previous program, the company had repurchased a total of 7 million shares for $463.8 million.

•	An intent to reduce debt by up to $500 million.
•	A targeted adjusted debt to EBITDAR leverage ratio in the mid-2x range.
•	The continuation of L Brands’ current annual dividend of $0.60 per share.

ABOUT L BRANDS:
L Brands, through Bath & Body Works, Victoria’s Secret and PINK, is an international company.  The company operates 2,684 company-operated specialty stores in the United States, Canada and Greater China, in more than 700 franchised locations worldwide and through its websites worldwide.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
We caution that any forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) contained in this press release or made by our company or our management involve risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. Accordingly, our future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” “planned,” “potential” and any similar expressions may identify forward-looking statements. Risks associated with the following factors, among others, in some cases have affected and in the future could affect our financial performance and actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements included in this press release or otherwise made by our company or our management:

•	the spin-off of the Victoria’s Secret business (the “spin-off”) may not be consummated within the anticipated time period or at all;
•	disruption to our business in connection with the proposed spin-off and that we could lose revenue as a result of such disruption;
•	the spin-off may not be tax-free for U.S. federal income tax purposes;
•
a loss of synergies from separating the businesses that could negatively impact the balance sheet, profit margins or earnings of both businesses or that the companies resulting from the spin-off do not realize all of the expected benefits of the spin-off;

•	the combined value of the common stock of the two publicly-traded companies will not be equal to or greater than the value of our common stock had the spin-off not occurred;
•
Victoria’s Secret has no history of operating as an independent company, and its historical combined and unaudited pro forma financial information is not necessarily representative of the results that it would have achieved as an independent, publicly traded company and may not be a reliable indicator of our future results;

•
general economic conditions, consumer confidence, consumer spending patterns and market disruptions including pandemics or significant health hazards, severe weather conditions, natural disasters, terrorist activities, financial crises, political crises or other major events, or the prospect of these events;

•	the novel coronavirus (COVID-19) global pandemic has had and is expected to continue to have an adverse effect on our business and results of operations;
•	the seasonality of our business;
•	divestitures or other dispositions, including a spin-off of Victoria’s Secret and related operations and contingent liabilities from businesses that we have divested;
•	difficulties arising from turnover in company leadership or other key positions;
•	our ability to attract, develop and retain qualified associates and manage labor-related costs;
•	the dependence on mall traffic and the availability of suitable store locations on appropriate terms;
•	our ability to grow through new store openings and existing store remodels and expansions;
•	our ability to successfully operate and expand internationally and related risks;

•	our independent franchise, license and wholesale partners;
•	our direct channel businesses;
•	our ability to protect our reputation and our brand images;
•	our ability to attract customers with marketing, advertising and promotional programs;
•	our ability to maintain, enforce and protect our trade names, trademarks and patents;
•	the highly competitive nature of the retail industry and the segments in which we operate;
•	consumer acceptance of our products and our ability to manage the life cycle of our brands, keep up with fashion trends, develop new merchandise and launch new product lines successfully;
•	our ability to source, distribute and sell goods and materials on a global basis, including risks related to:
◦	political instability, environmental hazards or natural disasters;
◦	significant health hazards or pandemics, which could result in closed factories, reduced workforces, scarcity of raw materials, and scrutiny or embargoing of goods produced in infected areas;
◦	duties, taxes and other charges;
◦	legal and regulatory matters;
◦	volatility in currency exchange rates;
◦	local business practices and political issues;
◦	potential delays or disruptions in shipping and transportation and related pricing impacts;
◦	disruption due to labor disputes; and
◦	changing expectations regarding product safety due to new legislation;
•	our geographic concentration of vendor and distribution facilities in central Ohio;
•	fluctuations in foreign currency exchange rates;
•	the ability of our vendors to deliver products in a timely manner, meet quality standards and comply with applicable laws and regulations;
•	fluctuations in product input costs;
•	our ability to adequately protect our assets from loss and theft;
•	fluctuations in energy costs;
•	increases in the costs of mailing, paper, printing or other order fulfillment logistics;
•	claims arising from our self-insurance;
•	our and our third-party service providers’ ability to implement and maintain information technology systems and to protect associated data;
•	our ability to maintain the security of customer, associate, third-party and company information;
•	stock price volatility;
•	our ability to pay dividends and related effects;
•	shareholder activism matters;
•	our ability to maintain our credit rating;
•	our ability to service or refinance our debt and maintain compliance with our restrictive covenants;
•	our ability to comply with laws, regulations and technology platform rules or other obligations related to data privacy and security;
•	our ability to comply with regulatory requirements;
•	legal and compliance matters; and
•	tax, trade and other regulatory matters.

We are not under any obligation and do not intend to make publicly available any update or other revisions to any of the forward-looking statements contained in this press release to reflect circumstances existing after the date of this press release or to reflect the occurrence of future events even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized.

The company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”). Before you invest in any securities of the company, you should read the prospectus in that registration statement, the prospectus supplement for the relevant offering  and other documents the company has filed with the SEC for more complete information about the company and the relevant offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the company, any underwriter or any dealer participating in the relevant offering will arrange to send you the prospectus if you request it by emailing investorrelations@lb.com.

For further information, please contact:

L Brands:
Investor Relations	Media Relations
Amie Preston	Brooke Wilson
(614) 415-6704	(614) 415-6042
apreston@lb.com	communications@lb.com

L BRANDS
SECOND QUARTER-TO-DATE 2021

Total Sales (Millions):

	Second Quarter-to-Date 2021	Second Quarter-to-Date 2020	% Inc/ (Dec)	Second Quarter-to-Date 2021	Second Quarter-to-Date 2019	% Inc/ (Dec)
Bath & Body Works Stores – U.S. and Canada	$898.6	$327.3	174.6%	$898.6	$668.4	34.4%
Bath & Body Works Direct	295.9	377.9	(21.7%)	295.9	136.3	117.1%
Bath & Body Works International[1]	44.5	38.3	16.2%	44.5	31.7	40.4%
Total Bath & Body Works	$1,239.0	$743.5	66.6%	$1,239.0	$836.4	48.1%
Victoria’s Secret Stores – U.S. and Canada	$719.5	$149.3	381.9%	$719.5	$880.5	(18.3%)
Victoria’s Secret Direct	315.2	418.7	(24.7%)	315.2	255.0	23.6%
Victoria’s Secret International[2]	77.2	57.7	33.8%	77.2	119.0	(35.1%)
Total Victoria’s Secret	$1,111.9	$625.7	77.7%	$1,111.9	$1,254.5	(11.4%)
Other	-	-	-	-	9.6	-
L Brands	$2,350.9	$1,369.2	71.7%	$2,350.9	$2,100.5	11.9%

1 – Results include royalties associated with franchised stores and wholesale sales.
2 – Results include company-operated stores in the U.K. (pre-joint venture) and Greater China, royalties associated with franchised stores and wholesale sales.

Total Company-Operated Stores:

	Stores at 1/30/21	Opened	Closed	Stores at 7/3/21
Bath & Body Works	1,633	31	(10)	1,654
Bath & Body Works Canada	103	-	-	103
Total Bath and Body Works	1,736	31	(10)	1,757

Victoria’s Secret	703	-	(7)	696
PINK	143	-	-	143
Victoria’s Secret Canada	23	1	-	24
PINK Canada	2	-	-	2
Victoria’s Secret Beauty and Accessories	36	1	(1)	36
Victoria’s Secret Greater China	26	-	-	26
Total Victoria’s Secret	933	2	(8)	927

Total L Brands	2,669	33	(18)	2,684